News Release

Alexco Announces Additional 2009 Drill Results, Keno Hill District, Yukon:
Silver King Drilling Intersects 2.55 Meters of 56.4 Ounces per Ton Silver

December 1, 2009 Vancouver, British Columbia -- Alexco Resource Corp. (TSX:AXR, NYSE-AMEX:AXU) (“Alexco” or the “Company”) is pleased to announce additional results from its 2009 exploration core drilling program at the Keno Hill Project, Yukon. Exploration drilling on the #5 vein system, one of several vein systems occurring in the vicinity of the historical Silver King mine, has intersected silver-rich mineralization approximately 160 meters northeast of previous Alexco drilling in 2006 and 2007.

Silver King Drill Results

  Assay results have been received for a single core hole drilled on the Silver King #5 vein, one of several veins within the historical Silver King mine area. Results are as follows:

    DDH K09-218 cut an interval grading: 1,932 grams per tonne silver (56.4 ounces per ton), 11.3% lead and 0.4% zinc over 2.55 meters from 201.85 to 204.40 within a 7.65 meter interval grading 679 grams per tonne silver (19.8 ounces per ton), 3.9% lead and 0.2% zinc from 201.85 to 209.50 meters.

The 2009 drill hole intersected the Silver King #5 vein lower in the geologic section than previously tested, encountering significant mineralization which remains open both along strike to the northeast and down dip to the southeast. The majority of the historical Silver King resource, described below, is present within the #5 vein system which is also well accessed by historical underground development.

Silver King Historical Production, Historical Resource, Mineralization

The Silver King mine, with historical production of approximately 11 million ounces of silver at an average grade of 53 ounces per ton silver, was the site of the initial silver discovery in the Keno Hill area. A remaining resource estimate for the area encompassing the existing underground workings at Silver King was calculated by the previous property owner’s staff in the 1990’s. This historical resource estimate, including proven, probable and inferred mineralization, totaled 134,018 tons grading 40.05 ounces per ton silver, 1.33% lead and 0.14% zinc. Although believed to be relevant and reliable by Alexco management, this historical resource predates National Instrument 43-101 (“NI 43-101”) and is not compliant with NI 43-101 resource categories.

Historical mineralization in the Silver King area is hosted in multiple, intersecting northeast-trending and east-trending veins and stockworks occurring over a strike length of approximately 2 kilometers. Two

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major vein systems, the #1 (northeast-trending) and the #2 (east-trending), intersect near Galena Creek, the site of the original Silver King discovery workings. The bulk of the Silver King production came from these two veins, where they intersect favorable stratigraphy, quartzite-rich units adjacent to schistose interbeds.

Prior Alexco drilling at Silver King mainly targeted the #1 vein system while passing through the upper part of the #5 vein where it occurs in schist-rich rocks overlying quartzite-rich units. This earlier drilling intersected mineralization grading up to 93.6 ounces per ton silver over 1.0 meters (see news release dated November 2, 2006 entitled “Alexco Announces Initial Keno Hill Drill Results”) and 307.3 ounces per ton silver over 0.8 meters (see news release dated September 18, 2007 entitled “Alexco Announces Additional 2007 Keno Hill Drill Results”) with both intercepts occurring in quartzitic members of the schist-rich upper unit. This part of the #5 vein system was also explored by historical underground workings and drilling but with limited exploration in the favorable lower quartzites. Drill hole K09-218 intersected the #5 vein in lower quartzite-rich rocks approximately 160 meters northeast (along strike) and 143 meters southeast (down dip) from previous Alexco drilling in 2006 and 2007.

Alexco plans to aggressively explore the Silver King area in 2010 focusing on the #5 vein and other select mineralized Silver King structures, specifically where those structures project into more favorable quartzite-rich rocks.

Future Exploration

Due to the tenor of the Silver King intercepts drilled by Alexco, the exploration potential on multiple vein systems and the presence of an historical resource of significant grade, Alexco has selected the Silver King area as a target for short term definition drilling and possible development. With the high grade Bellekeno silver mine now under construction, based on results from the 2009 exploration program Alexco anticipates that the next resources to be evaluated for possible development and production in the Keno Hill Silver District will include the historical Silver King mine, the new discoveries at Lucky Queen (see news release dated November 9, 2009 entitled “Alexco Announces Additional 2009 Drill Results from Lucky Queen, Keno Hill District: Drilling Intersects 4.23 Meters of 61.8 Ounces per Ton Silver”) and the former Onek mine (see news release dated July 2, 2008 entitled “Alexco Announces Initial 2008 Drill Results at Keno Hill: Exploration and Infill Drilling at Onek Prospect Confirms Zinc-Silver Mineralization”).

All of the released 2009 Keno Hill drillhole results are available on the Alexco website at www.alexcoresource.com. Plans/sections for the areas drilled showing locations of the completed drill holes are also available for review.

Notes

True widths have not been determined for all the above reported drill intercepts but are believed to be representative of actual drill thicknesses.

The 2009 exploration drill program and sampling protocol has been reviewed, verified and compiled by Alexco’s geologic staff under the oversight of Stan Dodd, Vice President, Exploration for Alexco and a Qualified Person as defined by NI 43-101. A rigorous quality control and quality assurance protocol is used on the project, including blank, duplicate and standard reference samples in each batch of 20 samples that were delivered to the lab. All drill core samples were shipped to Eco Tech Laboratory at Whitehorse, YT for preparation with fire assay and multi-element ICP analyses done at Eco Tech Laboratory’s facility at Kamloops, BC.

Keno Hill Silver District History

Between 1921 and 1988, the Keno Hill Silver District produced more than 217 million ounces of silver with average grades of 40.5 ounces per ton silver, 5.6% lead and 3.1% zinc (Yukon Government's Minfile database). The historical production grades would rank Keno Hill in the top 3% by grade of today's global silver producers. The Keno Hill district is the second-largest historical silver producer in Canada.

About Alexco

Alexco's business is to unlock value and manage risk at mature, closed or abandoned mine sites through integration and implementation of the Company's core competencies which include management of environmental services, execution of mine reclamation and closure operations and if appropriate, rejuvenation of exploration and development of new mining opportunities.

For more information contact Clynton R. Nauman, President and Chief Executive Officer of Alexco, by telephone at 604-633-4888 or by email to info@alexcoresource.com or visit the Company's website at www.alexcoresource.com.

Some statements in this press release contain forward-looking information. These statements include, but are not limited to, statements with respect to the entering into of agreements, the closing of transactions and the expenditure of funds. These statements address future events and conditions and, as such, involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the statements. Such factors include, among others, the timing of transactions, the ability to fulfill certain conditions, the ability to raise funds and the timing and amount of expenditures.